UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of JUNE 2007.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:  June 11, 2007                       /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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News Release                                                       June 11, 2007

   Tumi Resources Completes Initial Drill Program at Phoenix in Sonora, Mexico

Vancouver, Canada - Tumi Resources Limited (the "Company") (TSXv-TM; OTCBB - TUMIF; Frankfurt - TUY). David Henstridge, President & CEO of Tumi, announces the completion of an initial reverse-circulation drill program at its 100%-owned Phoenix claim, southwest of Caborca in Sonora, Mexico. Nineteen drill holes were completed, totaling 1,495m. The drill holes were widely-spaced throughout the survey area, testing several of the anomalous horizons that were mapped, over a strike length of up to 2 1/2km. As well, several holes were drilled to test a granitic body where numerous old workings display a stockwork-style of fracturing and mineralization exposed over an area 400m by 700m. The best result received in the drill program was 10m averaging 1.2 g/t gold, starting from surface, in Hole PHRC3. The Company is reviewing all data to determine whether the drilling has adequately tested the anomalous zones.

The Company had previously completed a systematic gridding and rock/soil sampling program, searching for bulk tonnage gold/silver mineralization. An area roughly three km east-west by three km north-south was gridded, from which 3,120 samples were taken. The lines are spaced either 50m or 100m apart with stations every 20m. Phoenix is underlain by Mesozoic volcanic, sedimentary and intrusive rocks covered by a young, gently dipping alluvial plain. Most of the samples were taken from rock as the soil cover was sparse and poorly developed. Multi-element ICP analyses of the samples have shown strongly anomalous arsenic, silver, lead, zinc, and to some extent antimony, which appears to correlate with hematite and carbonate altered horizons. These horizons seem to parallel the sedimentary and volcanic stratigraphy that trends northwest-southeast and dips gently to moderately southwest.

The qualified person for Tumi's Projects, David Henstridge, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has visited the Phoenix project and has verified the contents of this news release.

Quality Control: RC drill samples were collected on 2.03m intervals. Each sample was split on site using a Jones splitter and stored for later use. The site geologist subsequently selected the intervals to be sampled, and the entire interval was run through the Jones splitter twice more to aid homogenization. One-half of this interval was split further to a nominal five kg size and sent to Sonora Sample Preparation, S.A. de C.V. in Hermosillo where the samples were crushed and pulverized prior to shipment to IPL Laboratories in Vancouver, Canada. The rejects from all sample intervals split on site were saved. The Company has continued a program of inserting a sample standard and a blank as a means of checking on laboratory analytical reproducibility. Results from the quality control program were within acceptable limits of variability. Gold was determined by the fire assay-atomic absorption finish method. An independent qualified geologist, John Nebocat, P. Eng., visited the drill site to both observe the drilling and sampling procedures.



On behalf of the Board,                     COMPANY CONTACT:
                                            Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                        or email: mbermudez@chasemgt.com
-----------------------                     website: www.tumiresources.com
David Henstridge,
President & CEO                             INVESTOR INFORMATION CONTACT:
                                            Mining Interactive
                                            Nick L. Nicolaas at (604) 657-4058
                                            or email: nick@mininginteractive.com


Forward Looking Statements This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.

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